Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HealthTronics, Inc.:

We consent to use of our reports dated March 15, 2005, with respect to the consolidated balance sheets of HealthTronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference. Our report on the consolidated financial statements discussed above refers to Notes B and C to the consolidated financial statements that effective January 1, 2002, the Company changed its method of accounting for goodwill and intangibles.

/s/ KPMG LLP

Austin, Texas

June 30, 2005